

SECURITI 07003239 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUNICIPAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SEVENTH AVENUE
(No. and Street)

NEW YORK	NEW YORK	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN KELLY (212) 931-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUNICIPAL PARTNERS, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Members
Municipal Partners, LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Municipal Partners, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Municipal Partners, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



New York, New York

February 22, 2007

MUNICIPAL PARTNERS, LLC

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents (Note 1)	$ 231,316	
Receivable from clearing agent (Note 3)	113,511	
Securities owned, at fair market value	535	
Equipment and furniture at cost,less accumulated derpreciation of $222,339 (Note 1)	72,416	
Prepaid expenses	17,412	
Security deposit (Note 8)	27,681	
TOTAL ASSETS		$ 462,871

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses - special member	$ 4,269	
Accrued expenses - other	156,514	
TOTAL LIABILITIES		$ 160,783
Commitments (Note 8)		
Members' Equity		302,088
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 462,871

See Notes To Financial Statements

MUNICIPAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

---

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes.

Securities transactions, which are commissions less related expenses, are recorded on a trade-data basis.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

2. THE COMPANY

The Company is registered as a broker's broker in state and municipal government obligations under the Securities Exchange Act of 1934 and does not maintain any state or municipal securities in its proprietary account. It is exempt from Rule 15c3-3 (k) (2) (ii) of the Securities & Exchange Commission.

The Company was granted membership in the National Association of Securities Dealers, Inc. On June 17, 2002.

The Company, maintains a branch office in Boca Raton, Florida, which commenced operations on January 30, 2002.

3. CLEARING AGENT

The Company, in its capacity as a broker, clears its transactions through another broker, on a fully disclosed basis as in introducing broker, and is exempt from customer reserve requirements. Under its fully disclosed clearing agreement, the Company has agreed to maintain a Deposit Account that shall at all times contain cash and/or securities with a market value of at least $100,000.

4. INCOME TAXES

The Company, as an LLC, is not a taxable entity for Federal and New York State income tax purposes. Elements of income and expense flow through and are taxed to the member. The City of New York taxes the Company as an unincorporated business.

5. NOTES PAYABLE

The Company had a promissory note outstanding in the amount of $800,000 payable to its special member, Cantor Fitzerald Partners, with interest at the rate of 6% per annum, which rate can increase to 10% following the maturity date or upon the occurrence and continuation of an event of default.

In January 2006, the Company paid the principal due of $100,000 and in September 2006 paid the balance of the note, $700,000 (see Note 9).

6. PENSION PLAN

As of January 1, 2003, the Company adopted a 401 (k) employee savings and retirement plan covering all eligible employees, a defined. Employee contributions based on compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and based on participants' annual compensation. For the year 2006, the Company made no contribution into the plan.

7. SPECIAL MEMBER GROSS REVENUE ALLOCATION

The Company and its Special Member, as of January 1, 2006, agreed to reduce the amount paid to the Special Member from 5% of the Company's gross revenues to 2 1/2%. Total expenses for the year amounted to $85,690.

8. COMMITMENTS

In January 2002, the Company entered into a lease agreement to lease space in New York City for a period of 10 years commencing February 1, 2002 and extending through January 31, 2012.

Minimum annual rental payments are as follows:

2007	$ 132,017
2008	136,507
2009	139,636
2010	143,127
2011	143,127
Thereafter	3,578

8. COMMITMENTS (CONTINUED)

The Company is responsible for its share of future increases in building taxes and operating expenses and in addition, pays $12,129 for electricity and air conditioning maintenance per annum. The Company has deposited with the landlord $27,681 as security.

The Company extended its lease agreement to lease space in Boca Ratan, Florida for a period June 1, 2006 to May 31, 2009.

Minimum annual rental payments are as follows:

2007	$ 29,803
2008	30,700
2009	12,950

The Company is responsible for its share of taxes and common area maintenance charges.

9. LITIGATION

On or about October 8, 2002, eSpeed, Inc. ("eSpeed") commenced an action in the Supreme Court of the State of New York, County of New York, captioned eSpeed, Inc. v. Municipal Partners, LLC. Index No. 6039060/2002. eSpeed principally attempted to recover for the alleged breach by the Company of its payment and other obligations under the License and Services Agreement between eSpeed and the Company. eSpeed sought the following relief: damages in the amount of $632,494 plus interest for the Company's purported failure to pay for information technology services rendered pursuant to the License Agreement during the period from January 30, 2002 through August 31, 2002; damages in an amount to be determined at trial for eSpeed's share of Electronic Transaction Services Revenues (as defined in the License Agreement) and for the Company's purported breach of the exclusivity of the License Agreement; and an accounting.

On November 19, 2002, the Company filed its Answer denying the substantive allegations in eSpeed's complaint, asserting affirmative defenses, and counter-claiming against eSpeed for damages in an amount to be determined at trial for eSpeed's breach of the License Agreement, including by rendering invoices that purport to include charges for Ancillary IT Services that were not rendered, by rendering invoices that were not properly computed, by refusing to pay or reimburse the Company for technology costs that were eSpeed's responsibility, by intentionally or negligently misleading the Company regarding the services to be provided under the License Agreement and the cost therefore, by harassing the Company without just cause through claims

9. LITIGATION - CONTINUED)

that the Company may have compromised the safety and integrity of eSpeed's computers and operations, and by failing to provide the Company with the software capabilities which had previously been provided to the municipal securities division of Cantor Fitzgerald Partners, L.P. ("Cantor"). The Company also counterclaimed for the rescission or revocation of the License Agreement, on grounds of failure of consideration.

The Court had stayed this action and all discovery therein while the parties engaged in settlement discussions.

On October 1, 2004, Cantor filed an action against the Company and Brian Kelly, captioned Cantor Fitzgerald Partners v. Municipal Partners LLC et al., Index No. 60323-04, seeking summary judgment in lieu of complaint pursuant to CPLR 3213. Cantor alleged that the Company defaulted on a Secured Promissory Note (the "Note"), dated January 30, 2002, by and between the Company and Cantor. Cantor claimed that the Company defaulted on the Note by allegedly breaching certain terms of the Organization Agreement, dated as of January 30, 2002, by and among Cantor, eSpeed, the Company and persons signatory thereto.

The Company opposed the motion and sought dismissal of the action, summary judgement pursuant to CPLR 3212 (b), and sanctions pursuant to 22 NYCRR sec. 130 et seq. as a result of Cantor's frivolous conduct. Cantor moved for summary judgement, and the Company had filed its opposition and cross-motion for summary judgement. Further action had been stayed while the parties discuss settlement.

On August 15, 2005, BGC Securities filed a Statement of Claim in arbitration at the National Association of Securities Dealers ("NASD") captioned BGC Securities f/k/a Cantor Fitzerald Partners v. Municipal Partners, LLC and Brian Kelly, NASD Case No. 05-04274, seeking damages to be determined at the arbitration hearing for breach of the contract as well as injunctive relief. The Company filed an Answer to the Statement of Claim on October 14, 2005, asserting affirmative defenses as well as counterclaims seeking Cantor's disgorgement of $801,562, a declaration that the Company had no further obligation to pay 5% of its gross revenues to Cantor under the Operating Agreement, and punitive damages, attorneys fees, and costs. Further action had been stayed while the parties discussed settlement.

9. LITIGATION (CONTINUED)

In September 2006, the parties determined that it is in their best interest to resolve the differences between them by compromise and settlement of the claims and causes of action that were or could have been asserted by Municipal Partners or the Cantor parties in the actions without any admission of liability on the part of either the parties or their affiliates. The parties also agreed to enter into an amended and restated operating agreement.

Therefore, in consideration of the foregoing premises, the parties agreed as follows:

Municipal Partners, within thirty days after execution of the agreement, shall pay eSpeed $700,000 and BGC Securities $800,000 for a total payment of $1,500,000. Such payments shall also include interest at the rate of 7% per annum calculated from January 1, 2006 to the date of payments. On September 28, 2006, Municipal Partners wire transferred $736,381 to eSpeed and $841,578 to BGC Securities.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital and aggregate indebtedness of $184,542 and $160,783 respectively. The net capital ratio was .8713 to 1 or 87.13% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $84,542.

11. ANNUAL REPORT

Pursuant to the Securities & Exchange Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 330 Seventh Avenue, 15th floor, New York, N.Y. 10001 and at the regional office of the Commission located at 3 World Financial Center, New York, NY 10281.

END